Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated February 13, 2009
Relating to Prospectus dated February 13, 2009
Registration No. 333-156958
Term Sheet
for
Financing
of
BMP Sunstone Corporation
     BMP Sunstone Corporation (We, us or the “Company”) has filed a registration statement (Registration No. 333-156958, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the placement agents will arrange to send you the base prospectus and any other offering documents if you request them by contacting Oppenheimer & Co., Attn: Syndicate Prospectus Department, 300 Madison Ave., 5th Floor, New York, New York 10017, Phone (212) 667-8563, Fax (212) 667-6141, or EquityProspectus@opco.com. You may also access the prospectus by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1281696/000089322009000286/w72717e424b3.htm
     This Term Sheet is not intended to be contractually binding, and is subject in all respects (other than with respect to the confidential information section) to the execution of the Purchase Agreement.

Issuer:	BMP Sunstone Corporation, a Delaware corporation.

Securities Offered:	Up to 1,562,500 units (the “Units”), for a maximum aggregate purchase price of $10,000,000, each consisting of an aggregate of (i) two shares (the “Shares”) of the Company’s common stock, $0.001 par value per share (the “Common Stock”), and (ii) one warrant to purchase one share of Common Stock (the “Warrants”, and together with the Shares, the “Securities”) (the “Offering”).

Warrants:	The exercise price of the Warrants shall be $4.00 per share. If on the 90th day after the Closing Date (the “Reprice Date”), the volume weighted average trading price calculated over the 20 trading days prior to the Reprice Date (the “VWAP”) of the Common Stock is less than $4.00 per share, the exercise price of the Warrants will be reset to the greater of (i) $1.80 or (ii) the VWAP. The Warrants are exercisable beginning any time on or after the Reprice Date and expiring on the fifth anniversary of the Closing Date. In no event, shall the number of shares of Common Stock and shares of Common Stock underlying the Warrants exceed 19.99% of the Company’s outstanding Common Stock on the date hereof.

Purchase Price:	$6.40 per Unit.

Use of Proceeds to Company:	We intend to use the net proceeds from this Offering to repay a portion of the $12.65 million outstanding of 10.0% senior secured promissory notes due May 1, 2009 and for general corporate purposes.

Subscription and Closing Date:	We and each investor participating in the Offering (each an “Investor” and collectively the “Investors”) shall execute a Purchase Agreement.

It is expected that the closing of the Offering shall occur, and the Securities shall be issued to the Investors and funds paid to us therefor, on or about February 20, 2009 (the “Closing Date”).

Risk Factors:	The Securities offered involve a high degree of risk. See the disclosure relating to the risks affecting us set forth in the base prospectus included in the registration statement relating to this Offering and the documents filed by the Company with the SEC under the Securities Exchange Act of 1934, as amended.

Abacus Distribution:	On January 27, 2009, Abacus Investments Limited filed a Schedule 13D/A, indicating that its board of directors had approved a plan of complete liquidation and it was planning on making a pro rata distribution of all 7,907,484 shares of our common stock that it held to its shareholders in February 2009. If these shareholders are not affiliates of the Company, they may sell all of their shares of our common stock at any time.

Nasdaq Global Market Symbol:	BJGP

Confidential Information:	The recipient of this Term Sheet and the materials attached hereto agrees with the Company, Oppenheimer & Co. Inc., Susquehanna Financial Group, LLLP and Philadelphia Brokerage Corporation to maintain in confidence this disclosed information, together with any other non-public information regarding the Company obtained from the Company, Oppenheimer & Co. Inc., Susquehanna Financial Group, LLLP and Philadelphia Brokerage Corporation or their agents during the course of the proposed Offering, and to comply with the recipient’s obligations under U.S. and state securities laws.

Placement Agent:	The Company has engaged Oppenheimer & Co. Inc. to act as lead placement agent and Susquehanna Financial Group, LLLP and Philadelphia Brokerage Corporation to act as co-placement agents in connection with the Offering. The placement agents will receive commissions, fees and expense reimbursement not to exceed 8% of the aggregate proceeds in the Offering. Philadelphia Brokerage Corporation also will be paid $301,000 pursuant to a financial advisory agreement with the Company for services rendered, and to be rendered, to the Company not in connection with this Offering.